Exhibit 12.1

MAGELLAN MIDSTREAM PARTNERS, L.P.

RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	Twelve Months Ended December 31,					Six Months Ended June 30, 2007
	2002	2003	2004	2005	2006
EARNINGS:
Income from continuing operations before income taxes, extraordinary gain (loss) and cumulative effect of change in accounting principle*	$107,495	$88,169	$108,601	$156,379	$189,404	$110,809
Fixed charges	33,344	39,779	41,657	56,656	60,599	31,978
Amortization of capitalized interest	471	462	463	465	475	262
Distributed income of equity investees	—	—	—	3,300	4,125	2,325
Capitalized interest	(231)	(102)	(426)	(817)	(2,371)	(2,102)

Total earnings	$141,079	$128,308	$150,295	$215,983	$252,232	$143,272

FIXED CHARGES:
Interest expense	$22,907	$36,597	$37,893	$52,554	$55,107	$27,837
Capitalized interest	231	102	426	817	2,371	2,102
Debt expense amortization	9,950	2,830	3,056	2,871	2,681	1,799
Rent expense representative of interest factor	256	250	282	414	440	240

Total fixed charges	$33,344	$39,779	$41,657	$56,656	$60,599	$31,978

Ratio of earnings to fixed charges	4.2	3.2	3.6	3.8	4.2	4.5

*	Excludes income from equity investments and minority interest expense.